FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: May 21, 2007

May 21, 2007

Full Year Consolidated Financial Results for the Fiscal Year Ended

March 31, 2007

Consolidated Financial Results

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2006	Change
	In billions of yen	In billions of yen	%
Net sales	4,652.6	4,930.0	-5.6
Operating income	70.0	72.5	-3.5
Ordinary income	16.3	15.0	+9.3
Net income (loss)	9.1	(10.1)	—

	yen	yen	yen
Net income (loss) per share:
Basic	4.43	(5.26)	9.69
Diluted	4.23	—	—

	In billions of yen	In billions of yen	%
Total assets	3,731.7	3,802.8	-1.9
Number of employees	154,786	154,180	—

(Notes)

1.	NEC has changed the accounting principles for preparing its consolidated financial statements from accounting principles generally accepted in the U.S. (“U.S. GAAP”), to accounting principles generally accepted in Japan (“Japan GAAP”).

2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of March 31, 2007	As of March 31, 2006
Consolidated subsidiaries	342	356
Affiliated companies accounted for by the equity method	68	68

Business Results

1. Analysis of Business Results

<1> Overview of the fiscal year ended March 31, 2007, and outlook for the fiscal year ending March 31, 2008

NEC previously disclosed its consolidated financial results based on the financial statements prepared in accordance with the terms, formats and preparation methods of U.S. GAAP. As has been previously announced, however, NEC has elected, starting with the first half of the fiscal year ended March 31, 2007, to prepare and disclose its consolidated financial statements required under Japanese law in accordance with Japan GAAP. Accordingly, the financial results for the fiscal year ended March 31, 2007, including figures presented for purposes of comparison with the previous fiscal year, are presented under Japan GAAP. This change in accounting principles came about because NEC has not been able to prepare its consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2006, based on U.S. GAAP, as the audits relating to NEC’s annual report to be filed with the U.S. Securities and Exchange Commission (“SEC”), have not been completed under the audit standards by the U.S. Public Company Accounting Oversight Board. In addition, NEC filed an Improvement Report required by Tokyo and other stock exchanges in Japan in relation to the correction of its financial results (Japan GAAP) for the first half of the fiscal year ended March 31, 2007, which contained measures to improve its information disclosure controls and procedures. NEC sincerely apologizes to all concerned parties for any inconvenience or confusion that may have been caused by weaknesses related to the disclosure of its financial information.

In the global economy during the fiscal year ended March 31, 2007, the U.S. experienced continuous stable growth mainly as a result of capital expenditure and consumer consumption, while high levels of growth were sustained in developing countries such as China and Russia. On the other hand, the Japanese economy enjoyed steady growth as exports and capital expenditures increased, while consumer spending remained sluggish.

Amid this business environment, the NEC Group set the management policy for the fiscal year ended March 31, 2007 as a year of “proactive management,” which was to be achieved through the participation of all employees, executed measures for growth, and undertook efforts to improve the financial results of businesses of concern.

For a start, NEC focused on increasing orders of and developing products for the next-generation network (“NGN”) business area as one measure for growth. To be more specific, NEC took part in a field trial being carried out by telecom carriers for the construction of NGNs and commercialized software products and network equipment that form the core of NGNs.

Next, in order to improve profits of businesses of concern, in the area of Mobile Terminals, NEC established joint venture companies with Matsushita Electric Industrial Co., Ltd. and other companies to promote a reduction in elevating development costs, streamlined unprofitable businesses overseas, and promoted strengthening of product competitiveness to increase shipments and recover market shares.

At the same time, in the area of Semiconductors, although sales increased due to the implementation of measures for obtaining orders, such as collaboration with semiconductor trading companies and strengthening of the sales structure in China, a strict condition prevailed for the fiscal year ended March 31, 2007, mainly owing to product price decline, an increase in development costs through dispersion of the product lineup, and a delay in cost reduction.

NEC recorded consolidated net sales of 4,652.6 billion yen for the fiscal year ended March 31, 2007, a decrease of 277.3 billion yen (5.6%) year on year. Despite an increase in sales, mainly of semiconductors in the Electron Devices business, this fall was mainly due to sales in line with those of the previous fiscal year in the IT/Network Solutions business, sale of the personal computer (“PC”) business in Europe, streamlining of overseas business, and a decrease in the number of units shipped in Japan in the area of Mobile Terminals in the Mobile/Personal Solutions business.

Regarding profitability, operating income fell by 2.6 billion yen (3.5%) year on year, to 70.0 billion yen. Although there was an improvement in profit in the Mobile/Personal Solutions business as a result of streamlining of overseas business in the area of Mobile Terminals and in the Electron Devices business due to an increase in sales, the fall in operating income is mainly due to the accrual of estimated warranty costs for products already sold in the IT/Network Solutions business.

Ordinary income rose by 1.4 billion yen (9.3%) year on year, to 16.3 billion yen. NEC recorded income before income taxes of 96.3 billion yen, an increase of 44.6 billion yen year on year. This was due to an increase in ordinary income, in addition to the recording of an increase in special gains and losses of 43.2 billion yen accompanying cancellation of a part of NEC’s pension trust. In addition, consolidated net income improved by 19.2 billion yen year on year, to 9.1 billion yen.

For the fiscal year ending March 31, 2008, NEC projects an increase in consolidated net sales of 1.0% as compared with the fiscal year ended March 31, 2007, to 4,700.0 billion yen. This target reflects anticipated sustained growth in the market environment of the IT Services/System Integration area, in addition to an expected increase in sales in the area of Network Systems, such as the wireless system “Pasolink” that is enjoying sustained growth, and forecasted recovery of the Electron Devices business, despite the fall in sales that will result from the sale of the PC business in Europe this fiscal year. Forecasting recovery in the Mobile Terminal area and the Electron Devices business, as well as an increase in sales, NEC anticipates consolidated operating income of 130.0 billion yen, an increase of 60.0 billion yen as compared with the fiscal year ended March 31, 2007. In addition, NEC expects 30.0 billion yen in consolidated net income, mainly as a result of an increase in consolidated operating income.

Consolidated	Target for fiscal year ending March 31, 2008	Comparison with fiscal year ended March 31, 2007
	In billions of yen
Net sales	4,700.0	+1.0%
Operating income	130.0	+60.0 billion yen
Ordinary income	80.0	+63.7 billion yen
Net income	30.0	+20.9 billion yen

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and operating income of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

IT/Network Solutions Business

Sales:	2,758.8 billion yen (-0.1%)
Operating income:	154.1 billion yen (-26.8 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2006	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	775.6	771.2	+0.6
IT Platforms	651.4	683.6	-4.7
Network Systems	1,026.3	992.9	+3.4
Social Infrastructure	305.5	314.7	-2.9

Total	2,758.8	2,762.4	-0.1

Sales of the Information Technology (“IT”)/Network Solutions business for the fiscal year ended March 31, 2007 amounted to 2,758.8 billion yen, an amount almost equivalent to that of the previous fiscal year.

Net sales by products and services were as follows:

The area of IT Services/System Integration recorded sales of 775.6 billion yen, an increase of 0.6% year on year, due to recovery in IT investment in Japan. In addition, in the area of Network Systems, sales increased by 3.4% year on year, to 1,026.3 billion yen, as a result of steady sales to telecom carriers in Japan. At the same time, in the area of IT Platforms, sales fell by 4.7% year on year, to 651.4 billion yen, mainly owing to a decrease in sales of optical disc drives. In the area of Social Infrastructure, sales decreased by 2.9% year on year, to 305.5 billion yen, owing to a decrease in investment in digital terrestrial broadcasting systems in the Japanese market.

Operating income decreased 26.8 billion yen (14.8%) year on year, to 154.1 billion yen. This was mainly due to the accrual of estimated warranty costs for products already sold and a fall in sales in the area of IT Platforms.

Mobile/Personal Solutions Business

Sales:	965.0 billion yen (-22.8%)
Operating loss:	33.5 billion yen (improvement of 21.8 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2006	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	349.9	480.9	-27.2
Personal Solutions	615.1	769.4	-20.1

Total	965.0	1,250.3	-22.8

Sales in the Mobile/Personal Solutions business for the fiscal year ended March 31, 2007 were 965.0 billion yen, a decrease of 285.3 billion yen (22.8%) year on year.

Net sales by products and services were as follows:

In the area of Mobile Terminals, sales were 349.9 billion yen, a decrease of 27.2% year on year. In addition to streamlining of overseas business, this was due to a decrease of shipments in Japan. In the area of Personal Solutions, sales fell by 20.1% year on year, to 615.1 billion yen. This was due to the sale of the PC business in Europe and stagnant growth in the Japanese PC market.

Despite an improvement in profit of 21.8 billion yen (39.5%) year on year mainly due to reduced loss as a result of streamlining of overseas business in the area of Mobile Terminals, the Mobile/Personal Solutions business recorded an operating loss of 33.5 billion yen.

Electron Devices Business

Sales:	861.0 billion yen (+5.5%)
Operating loss:	23.0 billion yen (Improvement of 7.8 billion yen)

Sales by subsegment (including inter-segment transaction)

Subsegment	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2006	Change
	In billions of yen	In billions of yen	%
Semiconductors	692.3	646.0	+7.2
Electronic Components and Others	168.7	169.9	-0.7

Total	861.0	815.9	+5.5

Sales of the Electron Devices business for the fiscal year ended March 31, 2007 amounted to 861.0 billion yen, an increase of 45.1 billion yen (5.5%) year on year.

Net sales by products and services were as follows:

In the area of Semiconductors, sales amounted to 692.3 billion yen, an increase of 7.2% year on year. This was mainly due to an increase in sales of semiconductors for games consoles and general purpose microcontrollers. In the area of Electronic Components and Others, although there was steady overall demand in the market for electronic components, sales fell by 0.7% year on year, to 168.7 billion yen, owing to a decrease in sales of small-sized liquid crystal displays, for which there were large-scale orders in the previous fiscal year.

Although profit improved year on year by 7.8 billion yen (25.2%), there was an operating loss of 23.0 billion yen in the Electron Devices business. This was mainly due to the effect of product price decline, the recording of expenses to improve profitability, an increase in research and development costs, and investment to enhance manufacturing capabilities in the area of Semiconductors, despite an increase in sales in this area.

(Note)

The results for the area of Semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP. The difference that arises as a result of the adjustment to Japan GAAP is included in Electronic Components and Others.

2. Analysis of Financial Condition

<1> Analysis of condition of assets, liabilities, net assets, and cash flow

Total assets at the end of the fiscal year ended March 31, 2007 were 3,731.7 billion yen, a 71.1 billion yen decrease year on year. Despite an increase of 16.2 billion yen in notes and accounts receivable, trade, current assets decreased by 51.7 billion yen, mainly owing to a decrease in cash and cash equivalents of 29.0 billion yen and a decrease in other current assets of 47.5 billion yen, mainly due to a decrease in accounts receivable, others. Fixed assets at the end of the fiscal year ended March 31, 2007 decreased by 19.4 billion yen year on year, mainly due to a decrease of 21.3 billion yen in prepaid pension expenses, a decrease of 35.5 billion yen in investment securities through the sale of stock, and a decrease of 53.7 billion yen in long-term deferred tax assets mainly as a result of the recording of valuation allowance, despite an increase of 111.5 billion yen in stock of affiliated companies accompanying cancellation of a part of the pension trust.

Total liabilities at the end of the fiscal year ended March 31, 2007 were 2,491.5 billion yen, a decrease of 68.6 billion yen year on year. This was mainly due to a decrease in the balance of interest-bearing debt by 75.8 billion yen, to 859.3 billion yen, owing to the redemption of bonds. Debt-equity ratio as of March 31, 2007 was 0.83 (an improvement of 0.08 points as compared with the end of the previous fiscal year). The balance of interest-bearing debt (net), obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 435.9 billion yen as of March 31, 2007, a reduction of 46.8 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio was 0.42 (an improvement of 0.05 points as compared with the end of the previous fiscal year) as of March 31, 2007.

Total net assets at the end of the fiscal year ended March 31, 2007 were 1,240.1 billion yen, a decrease of 2.5 billion yen year on year. As a result, owner’s equity ratio as of March 31, 2007 was 27.8% (an improvement of 0.7 points as compared with the end of the previous fiscal year).

Net cash provided by operating activities for the fiscal year ended March 31, 2007 was 238.3 billion yen, an increase of 12.5 billion yen as compared with the previous fiscal year. Although there was a decrease in cash received owing to a fall in sales, this was mainly due to a decrease in cash used in payment of material costs as a result of cost reductions.

Net cash used in investing activities for the fiscal year ended March 31, 2007 was 169.7 billion yen, a worsening of 85.0 billion yen year on year. This was mainly due to an increase in cash used for capital expenditure relating to semiconductors, and a decrease in cash provided by the sale of stock of affiliated companies as compared with the previous fiscal year. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the fiscal year ended March 31, 2007 were cash inflows of 68.6 billion yen, a worsening of 72.5 billion yen as compared with the previous fiscal year.

Net cash used in financing activities for the fiscal year ended March 31, 2007 was 103.7 billion yen, mainly owing to the redemption of bonds and the payment of dividends. As a result, cash and cash equivalents at the end of the fiscal year ended March 31, 2007 amounted to 423.4 billion yen, a decrease of 29.0 billion yen year on year.

<2> Changes in cash flow-relating indices

	Year ended March 31, 2007	Year ended March 31, 2006
Owner’s equity ratio	27.8%	27.1%
Owner’s equity ratio on market value basis	34.3%	43.3%
Cash flow to interest-bearing debt ratio	3.8 times
Interest coverage ratio	14.7 times	13.4 times

Calculation methods for the above indices:

Owner’s equity ratio:

Owner’s equity at the end of each fiscal year / total assets at the end of each fiscal year

Owner’s equity ratio on market value basis:

Aggregated market value of owner’s equity at the end of each fiscal year / total assets at the end of each fiscal year

Cash flow to interest-baring debt ratio:

Average balance of interest-bearing debt / cash flows from operating activities

*	Average balance of interest-bearing debt = (balance of interest-bearing debt at the beginning of the fiscal year + balance of interest-bearing debt at the end of the fiscal year) /2

Interest coverage ratio:

Cash flows from operating activities / interest expense

*	The above indices do not show the figures for the cash flow to interest-bearing debt ratio for the fiscal year ended March 31, 2006 as NEC’s audited consolidated financial statements for the aforementioned fiscal year were not prepared under Japan GAAP.

3. Fundamental Policy on Distribution of Profits, and Dividends for the Fiscal Year Ended March 31, 2007 and Fiscal Year Ending March 31, 2008

As NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC will pay an annual dividend of 8 yen per share of common stock for the full year ended March 31, 2007 (including an interim dividend of 4 yen per share of common stock). NEC plans to pay an annual dividend of 8 yen per share of common stock for the year ending March 31, 2008 (including an interim dividend of 4 yen per share of common stock).

In addition, NEC may determine distribution of the surplus dividend flexibly through resolutions of the Board of Directors in accordance with its Articles of Incorporation. NEC will pay dividends twice annually, with the record dates of March 31 and September 30, as in the past.

4. Risk Factors

The NEC Group’s business is subject to many risks. The principal risks affecting the NEC Group’s business are described briefly below.

<1> Intense competition

The NEC Group is subject to intense competition in many of the markets in which it operates from various competitors ranging from large multinational corporations to relatively small, rapidly growing, and highly specialized companies. The entrance of additional competitors into the markets in which the NEC Group operates increases the risk that the NEC Group’s products and services will become subject to intense price competition.

<2> Risk related to production process

The computer, communications, semiconductor, and other markets in which the NEC Group operates are characterized by the introduction of products with short life cycles in a rapidly changing technological environment. Production processes are highly complex, require advanced and costly equipment, and must continuously be modified to improve yields and performance. If production is interrupted by the defects, malfunction or other failure of manufacturing facilities, the NEC Group may not be able to shift production to other facilities quickly, and customers may purchase products from other suppliers. The shortage of manufacturing capacity for some products could adversely affect the NEC Group’s ability to compete. The resulting reductions in revenues and damage to customer relationships could be significant. In addition, during downturns, customers generally do not order products as far in advance of the scheduled shipment date as they do when the industry is operating closer to capacity, making it difficult to forecast production levels and revenues.

<3> Risk related to Semiconductor business

The market for semiconductors has a highly cyclical nature called a “silicon cycle” and has suffered downturns from time to time. Downturns have been characterized by diminished demand, excess inventories, and accelerated erosion of prices. Although the NEC Group operates its business while carefully monitoring the cycle of the market, downswing of the silicon cycle may have adverse effects on its operating results.

<4> Influence of economic conditions

The NEC Group’s business is highly dependent on the Japanese market. If the Japanese economy were to again become sluggish, there could be a significant impact on the NEC Group’s financial results. The NEC Group also depends on markets outside Japan, and its financial results are therefore subject to negative economic developments in foreign countries.

<5> Laws and Government Policies

In many of the countries and regions in which the NEC Group operates, its business is subject to various risks associated with unexpected regulatory changes and application of laws, and uncertainty in their applications by government authorities, in addition to uncertainty relating to governmental legal liabilities. Substantial changes in the regulatory or legal environments in which the NEC Group operates could adversely affect its business, operating results, and financial condition.

<6> Defects in products and services

There is a risk that defects may occur in the NEC Group’s products and services. The occurrence of these defects could make the NEC Group liable for damages caused by these defects, including consequential damages. Negative publicity concerning such defects could also discourage customers from purchasing the NEC Group’s products and services. Both could hurt the NEC Group’s business, operating results, and financial condition.

<7> Risk related to foreign currency exchange

Foreign exchange rate fluctuations may negatively impact the NEC Group’s business, operating results, and financial condition. Changes in exchange rates can affect the yen value of the NEC Group’s equity investments and monetary assets and liabilities arising from business transactions in foreign currencies. They can also affect the costs and sales proceeds of products or services that are denominated in foreign currencies.

<8> Technological advances and response to customer needs

If the NEC Group fails to keep up with rapid technological changes and changes in customers’ needs, and to offer and support products and services (including new products and new services) in response to such changes, the NEC Group’s business, operating results and financial condition may be adversely affected. In addition, the development process could be lengthier than originally planned, and require the NEC Group to commit many more resources. Furthermore, technology and standards may change while the NEC Group is in a development stage, rendering the NEC Group’s products obsolete or uncompetitive before their introduction to the market.

<9> Finance and profit fluctuations

Any quarterly or yearly operating results of the NEC Group are not necessarily indicative of results expected in future periods. Operating results of the NEC Group have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations as a result of a wide variety of factors, including the introduction and market acceptance of new technologies, products, and services; variations in product costs, the mix of products sold; the scale and timing of customer orders which in turn will often depend on the success of customers’ businesses or specific products and services; the impact of acquired businesses and technologies; manufacturing capacity and lead times; and fixed costs.

There are other trends and factors beyond the control of the NEC Group which may affect the NEC Group’s operations, and make it difficult to predict operating results for a particular period, include the following:

•	Adverse changes in the conditions in the markets of the products and services that the NEC Group offers;

•	Governmental decisions regarding the development and deployment of communications and technology infrastructure, including the timing and scale of governmental expenditures in these areas;

•	Timing and scale of capital expenditures by customers of the NEC Group;

•	Inventory practices of the NEC Group’s customers;

•	Conditions in the broader IT and communications markets or in the Japanese or global economies;

•	Changes in governmental regulation or intervention affecting communications, data networking, or the Internet;

•	Conditions in the public and private equity and debt markets; and

•	Adverse changes in the credit quality of customers and suppliers of the NEC Group.

These trends and factors could have a material adverse effect on the business, operating results, and financial condition of the NEC Group.

<10> Risk related to intellectual property rights

The NEC Group depends on its proprietary technology and its ability to obtain patents, licenses, and other intellectual property rights covering its products, services, business models, and design and manufacturing processes. However, the protection afforded by the NEC Group’s intellectual property rights, such as patents, and copyrights, may be undercut by rapid changes in technologies in the industries in which the NEC Group operates. Similarly, there can be no assurance that claims allowed on any future patents will be sufficiently broad to protect the NEC Group’s technology. Effective protection of intellectual property rights including trade secrets may be unavailable or limited in some countries, and the NEC Group’s trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons. In addition, there may be cases of blatant disregard of the NEC Group’s intellectual property rights, in which inferior, pirated products damage its brand image.

<11> Legal proceedings

From time to time, due to the nature of their business, NEC Group companies are involved in various lawsuits and legal proceedings, including intellectual property infringement claims. Due to the existence of a large number of intellectual property rights in the fields of the NEC Group and the rapid rate of issuance of new intellectual property rights, it is difficult to determine in advance whether a product or any of its components may infringe upon the intellectual property rights of others. Whether or not intellectual property infringement claims against the NEC Group companies have merits, significant financial and management resources may be required to defend the NEC Group from such claims. If an intellectual property infringement claim by a third party is successful, and the license for the infringed technology or substitutable non-infringing technology cannot be obtained, the business of the NEC Group could be adversely affected.

The NEC group may also from time to time become involved in various lawsuits and legal proceedings other than intellectual property infringement claims.

NEC Electronics America, Inc., a consolidated subsidiary of NEC, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages for alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

In addition to the above, since October 2006, the NEC Group has been among the parties subject to investigations by the U.S. Department of Justice (“DOJ”) and the European Commission regarding potential violations of antimonopoly laws (antitrust and competition laws) in the static random access memory (“SRAM”) industry; investigations by the Korea Fair Trade Commission regarding potential violations of Korean competition laws in the semiconductor industry; and investigations by the Japan Fair Trade Commission (“JFTC”), the DOJ, the European Commission, the Korea Fair Trade Commission, and the Competition Bureau Canada regarding potential violations of antimonopoly laws (antitrust and competition laws) in the TFT liquid crystal display industry. Following the commencement of investigations by the DOJ regarding potential antitrust violations in the SRAM industry, NEC Electronics America, Inc. has been named as one of the defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antirust violations. Furthermore, following the commencement of investigation by the DOJ regarding potential antitrust violations in TFT liquid crystal display industry, NEC, NEC LCD Technologies, Ltd., NEC Electronics America, Inc., and NEC Display Solutions of America, Inc. have been named as defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. At present, no conclusions have yet to be reached in these investigations by authorities and civil lawsuits.

In Japan, NEC received from the Tokyo High Court a judgment to annul a decision by the JFTC to issue a cease and desist order with respect to NEC’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post). The JFTC filed an appeal with the Supreme Court of Japan with respect to such judgment, but on April 19, 2007, and as a result, the Supreme Court rendered a judgment on April 19, 2007 that the original judgment be reversed, and remanded to the Tokyo High Court. NEC has also attended hearings on the JFTC’s surcharge payment orders against NEC.

It is difficult to foresee the results of legal actions and proceedings currently involving the NEC Group or of those which may arise in the future, and an adverse result in these matters could have a significant negative effect on the NEC Group’s business, performance, or financial condition.

In addition, any legal or administrative proceedings which we are subject to could require the significant involvement of senior management of the NEC Group, and may divert management attention from the NEC Group’s business and operations.

<12> Risk related to natural disasters

If any of the NEC Group’s facilities and buildings were to suffer catastrophic damage from earthquakes or other natural disasters, it could disrupt the NEC Group’s operations and delay production and shipments, which would in turn bring about reduced revenue, and result in large losses and expenses to repair or replace the facilities.

<13> Risk related to material procurement

The NEC Group’s manufacturing operations depend on obtaining deliveries of raw materials, components, equipment, and other supplies in a timely manner. Because the products that the NEC Group purchases are often complex or specialized, it may be difficult for the NEC Group to substitute one supplier for another or one product for another, as some products are only available from a limited number of suppliers or a single supplier. Delays or interruptions in the supply of products to the NEC Group or unexpected increases in industry demands could result in shortages of essential materials. The NEC Group’s results of operations would suffer if the NEC Group could not obtain adequate delivery of these supplies in a timely manner, or if the NEC Group had to pay significantly more for them. In addition, the possibility of defective raw materials, components, equipment, or other supplies could adversely affect the reliability and reputation of the NEC Group’s products.

<14> Risk related to potential acquisitions and investments

From time to time, the NEC Group takes advantage of opportunities to expand its business through acquisitions and investments. Any acquisition that the NEC Group pursues exposes it to the risk that it might be unable to integrate new businesses with its culture and strategies. The NEC Group also cannot be certain that it will be able to retain the customers of a business that it acquires or key employees. Furthermore, the NEC Group may not be able to achieve the benefits that it expects from a particular acquisition. The NEC Group’s business, operating results, and financial condition may suffer if the company fails to allocate its resources effectively and appropriately to meet the respective requirements of both its existing businesses and any businesses it may acquire.

<15> Dependence on the NTT Group

The NEC Group derived approximately 11.1% of its net sales in the fiscal year ended March 31, 2007 from NIPPON TELEGRAPH AND TELEPHONE CORPORATION, NTT DoCoMo, Inc., and their affiliates (“The NTT Group”). If the NTT Group were to reduce its level of capital expenditures or current procurement from the NEC Group, its business, operating results and financial condition may be adversely affected. In addition, the NEC Group’s business may be adversely affected if the NTT Group began to manufacture products that the NEC Group supplies or acquired a competitor of the NEC Group.

<16> Shortage in reserve for pension and retirement benefits

The NEC Group has amortized unrecognized prior service costs and actuarial losses over the average remaining service period of employees expected to receive benefits under these plans. The amount of actuarial loss may change depending on future changes in the discount rate or other factors such as the return on plan assets.

<17> Risk related to deferred tax assets

The NEC Group currently has deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, both of which will reduce taxable income in the future.

In the event of a deterioration in market conditions or results of operations, in which NEC determines that all or part of such deferred tax assets are unlikely to be realized, an adjustment to deferred tax assets may be made and the NEC Group’s income could be decreased for the period of adjustment.

<18> Risk related to information management

The NEC Group possesses a voluminous amount of personal information and confidential information in connection with the operation of its business. There is always a possibility that such information may be leaked or improperly accessed and subsequently misused, and if such an event occurs, it could negatively affect the NEC Group’s reputation, consume significant financial resources to resolve the situation, and lower the NEC Group’s brand value, thereby hurting the NEC Group’s operating results.

<19> Risk related to fraudulent acts and mistakes

It is essential for the NEC Group to maintain effective internal controls and corporate compliance functions, as well as accounting systems to enable the management of the NEC Group’s assets and operations. Furthermore, under the U.S. Sarbanes-Oxley Act of 2002, which applies to NEC, NEC is required to establish internal control over the NEC Group’s financial reporting and NEC’s management is required to assess the effectiveness of the NEC Group’s internal control over financial reporting and disclose whether such internal control is effective.

The NEC Group’s auditors must conduct audits to evaluate management’s assessment of the effectiveness of the internal controls over financial reporting, and then must render an opinion on the NEC Group’s assessment and the effectiveness of its internal controls over financial reporting.

Designing and implementing an effective system of internal controls capable of monitoring and managing the NEC Group’s business and operations represents a significant challenge for the NEC Group. The NEC Group is taking action to improve and strengthen its internal controls systems by expanding documentation of the financial reporting system, and by implementing stronger internal financial audit and internal operational audit functions. However, the NEC Group may discover possible fraudulent acts such as false financial reporting or embezzlement, or mistakes resulting, for example, from insufficient implementation of internal controls related to financial reporting. Such events would require adjustments to financial statements and could decrease the NEC Group’s income.

For example, in March 2006, NEC announced that it had discovered certain fictitious purchases and sales that were made by an employee of an NEC subsidiary. In consideration of the impact of such fictitious transactions on NEC’s consolidated financial statements, as well as changes in accounting processes and the assumptions behind financial results, NEC has disclosed the preliminary adjustment amounts (audited under Japan GAAS and not PCAOB standards) on its consolidated financial statements under U.S. GAAP for past fiscal years.

The internal control framework to be implemented by the NEC Group will need to be able to identify and prevent similar occurrences on a group-wide basis. The design and implementation of internal controls may require significant management and human resources, and result in considerable costs.

<20> Risk related to restatement of past financial statements

Pursuant to the U.S. Securities and Exchange Act of 1934, NEC is required to file its annual reports with the SEC as an issuer of American Depositary Receipts (“ADRs”). However, NEC failed to file its annual report with the SEC for the fiscal year ended March 31, 2006 (“2006 Annual Report”) by the filing deadline of October 2, 2006. This is because NEC was not able to complete its analysis to support its revenue recognition, which was requested during the audit procedure of its consolidated financial statements. There is a risk that NEC may not be able to file its annual report with the SEC for some time, in which case The Nasdaq Stock Market, Inc. (“NASDAQ”) may determine to delist NEC’s ADRs.

Depending on the results of the analysis that is currently underway, NEC may be required to restate the financial statements included in its annual reports filed with the SEC for, or prior to, the fiscal year ended March 31, 2005 to reflect the results of the analysis. Such a restatement would be in addition to the restatement already required (but not yet complete nor audited) to adjust for the false transactions at an NEC subsidiary, as described in “<19> Risk related to fraudulent acts and mistakes” above, as well as restatements for other necessary adjustments and for certain discontinued operations.

If a restatement is required as a result of the current analysis, a restatement of consolidated financial statements included in the Annual Securities Report (“Yukashoken Hokokusho”) filed under the Securities Exchange Law of Japan for, or prior to, the fiscal year ended March 31, 2006 may also be required. Necessary corrections may also be required for other documents that include consolidated financial results that require restatement.

Furthermore, NEC is subject to an informal inquiry by the SEC, and the SEC may impose sanctions under the U.S. securities law against NEC depending on the results of any such inquiry. In the event that NEC is unable to prepare the audited financial statements necessary to file its 2006 Annual Report with the SEC, it could face certain penalties and other consequences owing to this failure.

Management Policy

1. Fundamental Management Policy

IT and network technology have become indispensable to our daily lives, enterprises, and national and local governments. Due to advancements in broadband (high speed, large capacity networks and related services) and mobile (accessibility via mobile information terminals) technology and the convergence of IT and network technologies, a “ubiquitous networked society” is being realized, in which necessary information can be exchanged anytime, anywhere through various information and telecommunication devices.

Furthermore, it is anticipated that NGNs will provide the platform to create a convenient, comfortable, and safe and secure society, a variety of new services will be born on this platform, and the markets not only for telecommunications and service providers, but also for enterprises utilizing NGNs will be revitalized.

In order to enable individuals to spend safe, happy and rich lives, and enterprises to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society, the NEC Group, under the corporate slogan “Empowered by Innovation,” intends to contribute to realizing the new potential of people and society through continuing innovation for “improved customer satisfaction.”

The NEC Group aims to provide solutions of true value for its customers and to contribute to the realization of a ubiquitous networked society through its IT/Network Solutions business and Mobile/Personal Solutions business as well as Electron Devices business, including semiconductors.

Finally, the NEC Group aims at sustained growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. At the same time, the NEC Group is working to increase its corporate value acknowledging its duty toward its stakeholders including its shareholders, customers, and employees.

2. Management Indicator Goal’s

The NEC Group aims to realize certain operating results as an excellent, global corporate group, and attaches paramount importance to ROE as a management indicator for expanding profitability.

NEC has set a concrete goal of 15% ROE, and aims to achieve this goal leveraging new business opportunities in the changing business environment, such as the realization of a ubiquitous networked society and the advancement of NGNs.

3. Mid- to Long-Term Business Strategy

As there are no material changes from the contents disclosed in the amendment of the consolidated financial results for the first half of the fiscal year ended March 31, 2007, disclosed on December 22, 2006, this section has been omitted. The aforementioned financial results are available at the below URL.

NEC’s website

http://www.nec.co.jp/press/en/0612/2201.html

(Tokyo Stock Exchange website “Company Search”)

http://www.tse.or.jp/tseHpFront/HPLCDS0101E.do?method=init&callJorEFlg=1

*	NEC’s code is 6701.

4. Challenges to be addressed by NEC Group

Through the advancement of IT and network technologies, a ubiquitous networked society, which enables interchange of necessary information via a variety of information communication devices at anytime, and anywhere, is now being realized. In addition, it is anticipated that NGNs will become the platform to create a convenient, comfortable, and safe and secure society, and a variety of new services will be created on this platform.

Embracing these changes in the business environment as new business opportunities, the NEC Group will promote further growth through the provision of total solutions, leveraging its world-class technological competence in the three business domains of IT/Network Solutions, Mobile/Personal Solutions, and Electron Devices.

To be more exact, leveraging NGNs, the NEC Group will create a wide variety of solutions that will be useful for the realization of a ubiquitous networked society in areas such as national and local governments, communications and media, distribution, finance, transport, and medical care as well as telecom carriers. Along with expanding its business in markets revitalized by NGNs, the NEC Group will expand the product and device businesses that support NGNs, aiming for increasing profitability in its NGN-related businesses which mainly provide service platforms.

In addition, it is necessary to further expand the global businesses of the NEC Group in order to promote its enhanced growth. The NEC Group is currently strengthening its operating bases by realigning overseas subsidiaries in the United States, Europe and Asia, aiming to create synergy in each country or region, and strengthening its sales and technical support structure. The NEC Group will carry out aggressive sales activities in overseas markets, focusing primarily on mobile communication systems in the area of Network Systems, and on competitive solutions and products, such as thin client systems, in the areas of IT Services/System Integration and IT Platforms.

Furthermore, to increase profitability, in addition to further strengthening ongoing production innovation in the software development divisions and product manufacturing divisions, the NEC Group is aiming to secure profitability in the mobile terminal area through acceleration of mobile handset development and strengthening of supply chain management. In addition, in the area of Semiconductors, the NEC Group is strengthening collaboration between NEC Electronics Corporation and all of the other NEC Group companies toward steady execution of the restructuring measures disclosed by NEC Electronics Corporation in February, 2007, such as concentration of its resources in the digital consumer and automotive areas, and reduction of manufacturing costs by reorganizing its manufacturing lines in Japan and overseas,

By executing these measures, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability.

NEC changed the accounting principles for preparing its consolidated financial statements under Japanese law from U.S. GAAP to Japan GAAP, as of the first half of the fiscal year ended March 31, 2007. NEC disclosed its half year financial results under Japan GAAP at the Tokyo Stock Exchange, Inc., etc. in November, 2006, and corrected these financial results in December 2006. Taking this matter seriously, NEC has already implemented corrective measures, such as the use of a consolidated accounting system designed to comply with Japan GAAP, and the creation and familiarization of an accounting manual that lays out a unified accounting method for the NEC Group. Furthermore, the NEC Group is promoting improvement of its disclosure structure by implementing a series of measures described in the Improvement Report submitted to the Tokyo and other stock exchanges in Japan concerning the correction of its financial results, such as the enhancement of information systems and an increase of the number and enhanced training of personnel in accounting divisions.

NEC will continue to gather necessary transaction data and is conducting the analysis required for the audit of its consolidated financial statements to be included in its annual report for the fiscal year ended March 31, 2006, to be filed with the SEC, and is working diligently to regain its status of compliance by filing the report as early as possible.

NEC’s ADRs are currently subject to review by NASDAQ for delisting from NASDAQ as a result of the delay in filing of NEC’s annual report with the SEC. NEC will endeavor to complete and submit the annual report and to maintain the listing of its ADRs on NASDAQ.

CONSOLIDATED BALANCE SHEETS

		(In millions of yen, millions of U.S.dollars)

	March 31, 2007		March 31, 2006		Increase (Decrease)		March 31, 2007
Current assets	JPY	2,047,681	JPY	2,099,343	JPY	(51,662)	$17,353
Cash and deposit		332,446		404,303		(71,857)	2,817
Notes and accounts receivable, trade		874,543		858,328		16,215	7,411
Current securities		91,570		49,242		42,328	776
Inventories		493,224		492,414		810	4,180
Deferred tax assets		114,560		106,243		8,317	971
Other current assets		150,895		198,430		(47,535)	1,279
Allowance for doubtful notes and accounts		(9,557)		(9,617)		60	(81)

Long-term assets		1,683,988		1,703,432		(19,444)	14,271

Property, plant and equipment		684,529		677,269		7,260	5,801

Buildings and structures		238,677		244,534		(5,857)	2,023
Machinery and equipment		214,833		197,839		16,994	1,821
Tools and other equipment		104,925		104,861		64	889
Land		92,203		91,694		509	781
Construction in progress		33,891		38,341		(4,450)	287
Intangible assets		221,991		236,345		(14,354)	1,881

Goodwill		89,566		79,397		10,169	759
Software		126,339		149,892		(23,553)	1,071
Other intangible assets		6,086		7,056		(970)	51
Investments and other assets		777,468		789,818		(12,350)	6,589

Investment securities		230,504		266,040		(35,536)	1,953
Stock of affiliated companies		221,864		110,319		111,545	1,880
Deferred tax assets		160,810		214,525		(53,715)	1,363
Other		181,098		229,845		(48,747)	1,535
Allowance for doubtful notes and accounts		(16,808)		(30,911)		14,103	(142)

Total assets	JPY	3,731,669	JPY	3,802,775	JPY	(71,106)	$31,624

(Note)
* US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 118 yen.

Cash and cash equivalents in CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

		(In millions of yen, millions of U.S.dollars)

Cash and deposit	JPY	332,446	JPY	404,303	JPY	(71,857)	$2,817
Current securities		91,570		49,242		42,328	776
Time deposit and Current securities with maturity of more than three months		(647)		(1,175)		528	(5)

Cash and cash equivalents	JPY	423,369	JPY	452,370	JPY	(129,001)	$3,588

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		(In millions of yen, millions of U.S.dollars)

	March 31, 2007		March 31, 2006		Increase (Decrease)		March 31, 2007
Current liabilities	JPY	1,695,479	JPY	1,675,308	JPY	20,171	$14,369
Notes and accounts payable, trade		786,899		826,335		(39,436)	6,669
Short-term borrowings		110,385		106,979		3,406	935
Commercial Paper		102,943		35,000		67,943	872
Long-term borrowings (within one year)		41,562		29,777		11,785	352
Bonds payable (within one year)		76,570		129,268		(52,698)	649
Accounts payable, other and accrued expenses		285,039		284,502		537	2,416
Advances from customers		66,730		52,753		13,977	566
Reserve for bonus to directors		401		—		401	3
Current product warranty liabilities		34,459		11,229		23,230	292
Other current liabilities		190,491		199,465		(8,974)	1,615

Long-term liabilities		796,067		884,817		(88,750)	6,746

Bonds payable		443,219		519,791		(76,572)	3,756
Long-term borrowings		42,759		76,268		(33,509)	362
Deferred tax liabilities		11,424		9,661		1,763	97
Accrued pension and severance costs		216,769		197,434		19,335	1,837
Provision for loss on repurchase of computers		16,355		19,532		(3,177)	139
Long-term product warranty liabilities		2,380		840		1,540	20
Provision for recycling expenses of personal computers		5,634		6,137		(503)	48
Other		57,527		55,154		2,373	487

Total liabilities		2,491,546		2,560,125		(68,579)	21,115

Shareholders’ equity		972,438		949,915		22,523	8,241

Common stock		337,822		337,821		1	2,863
Additional paid-in capital		464,838		441,155		23,683	3,939
Retained earnings		173,003		173,808		(805)	1,466
Treasury stock		(3,225)		(2,869)		(356)	(27)

Valuation and translation adjustments		66,370		79,892		(13,522)	562

Unrealized gains (losses) on marketable securities		57,706		78,128		(20,422)	489
Unrealized gains (losses) on hedging		(143)		—		(143)	(1)
Foreign currency translation adjustments		8,807		1,764		7,043	74

Share subscription rights		81		—		81	1

Minority interests		201,234		212,843		(11,609)	1,705

Total net assets		1,240,123		1,242,650		(2,527)	10,509

Total liabilities and net assets	JPY	3,731,669	JPY	3,802,775	JPY	(71,106)	$31,624

Interest-bearing debt	JPY	859,292	JPY	935,103	JPY	(75,811)	$7,282
Net interest-bearing debt (*1)		435,923		482,733		(46,810)	3,694
Owner’s equity (*2)		1,038,808		1,029,807		9,001	8,803

Owner’s equity ratio (%) (*3)		27.8		27.1		0.7
Shareholders’ equity ratio (%) (*3)		26.1		25.0		1.1

Debt-equity ratio (times) (*4)		0.83		0.91		(0.08)
Net debt-equity ratio (times) (*4)		0.42		0.47		(0.05)

(Notes)

*1	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*2	Owner’s equity is total net assets less share subscription rights and minority interests.
*3	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

		(In millions of yen, millions of U.S. dollars)

Fiscal year ended March 31,	2007		(% of net sales)	2006		(% of net sales)	Increase (Decrease)		2007
Net sales	JPY	4,652,649	(100.0)	JPY	4,929,970	(100.0)	JPY	(277,321)	$39,429
Cost of sales		3,242,459	(69.7)		3,523,577	(71.5)		(281,118)	27,478

Gross profit on sales		1,410,190	(30.3)		1,406,393	(28.5)		3,797	11,951
Selling, general and administrative expenses		1,340,214	(28.8)		1,333,867	(27.0)		6,347	11,358
Operating income		69,976	(1.5)		72,526	(1.5)		(2,550)	593

Non-operating income		26,195	(0.6)		32,652	(0.7)		(6,457)	222
Interest income		8,951			6,664			2,287	76
Dividend income		3,622			4,079			(457)	31
Equity in earnings of affiliated companies		—			6,195			(6,195)	—
Foreign exchange income		—			1,042			(1,042)	—
Other		13,622			14,672			(1,050)	115
Non-operating expenses		79,824	(1.7)		90,223	(1.9)		(10,399)	676
Interest expenses		16,161			16,810			(649)	137
Loss on disposal of fixed assets		15,639			16,547			(908)	133
Provision for accrued pension and severance costs		13,863			13,527			336	117
Settlement payment and compensation loss		7,510			19,126			(11,616)	64
Equity in losses of affiliated companies		4,006			—			4,006	34
Foreign exchange loss		2,622			—			2,622	22
Other		20,023			24,213			(4,190)	169

Ordinary income		16,347	(0.4)		14,955	(0.3)		1,392	139

Special gain		115,155	(2.5)		58,803	(1.2)		56,352	975
Gain on cancellation of the pension trust		69,533			—			69,533	589
Gain on sale of investment in securities		25,651			25,189			462	218
Gain on change of equity		8,630			2,909			5,721	73
Gain on transfer of marketable securities to the pension trust		6,534			—			6,534	55
Gain on sale of fixed assets		2,872			4,590			(1,718)	24
Reversal of provision for recycling expenses of personal computers		1,892			860			1,032	16
Gain on sale of stock of affiliated companies		41			23,220			(23,179)	—
Gain on transfer of substitutional portion of employees’ pension funds		—			2,035			(2,035)	—
Gain on lapse of share subscription rights		2			—			2	—
Special losses		35,205	(0.8)		22,023	(0.5)		13,182	298
Restructuring charges		15,805			1,681			14,124	134
Loss due to devaluation of investments in securities		10,058			10,162			(104)	85
Cost of corrective measures for products		4,695			—			4,695	40
Impairment loss on fixed assets		2,768			661			2,107	23
Pension and severance costs		991			560			431	8
Loss on sale of stock of affiliated companies		661			—			661	6
Loss on sale of fixed assets		208			—			208	2
Loss on sale of investment in securities		19			378			(359)	—
Provision for product warranty liabilities		—			8,581			(8,581)	—

Income before income taxes		96,297	(2.1)		51,735	(1.0)		44,562	816

Income tax, inhabitant tax and enterprise tax		30,728	(0.7)		25,957	(0.5)		4,771	261
Income taxes—deffered		62,242	(1.3)		47,192	(1.0)		15,050	527
Minority interest in income of consolidated subsidiaries		(5,801)	(-0.1)		(11,352)	(-0.3)		5,551	(49)

Net income(loss)	JPY	9,128	(0.2)	JPY	(10,062)	(-0.2)	JPY	19,190	$77

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(In millions of yen)

	Shareholders’ equity
Fiscal year ended March 31, 2007	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	337,821	441,155	173,808	Δ2,869	949,915

Changes of items during the period
Increase by stock-for-stock exchange		24,382			24,382
Conversion of convertible bond type warrant	1	1			2
Bonus to directors			Δ200		Δ200
Dividends			Δ14,081		Δ14,081
Net income			9,128		9,128
Purchase of treasury stock				Δ558	Δ558
Disposal of treasury stock		Δ153		202	49
Changes in the scope of equity method			4,348		4,348
Others		Δ547			Δ547
Net changes in items other than those in shareholder’s equity					—
Total changes of items during the period	1	23,683	Δ805	Δ356	22,523

Balance as of March 31, 2007	337,822	464,838	173,003	Δ3,225	972,438

	Valuation and translation adjustments			Share subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on hedging	Foreign currency translation adjustments
Balance as of March 31, 2006	78,128	—	1,764	—	212,843	1,242,650

Changes of items during the period
Increase by stock-for-stock exchange						24,382
Conversion of convertible bond type warrant						2
Bonus to directors						Δ200
Dividends						Δ14,081
Net income						9,128
Purchase of treasury stock						Δ558
Disposal of treasury stock						49
Changes in the scope of equity method						4,348
Others						Δ547
Net changes in items other than those in shareholders’ equity	Δ20,422	Δ143	7,043	81	Δ11,609	Δ25,050
Total changes of items during the period	Δ20,422	Δ143	7,043	81	Δ11,609	Δ2,527

Balance as of March 31, 2007	57,706	Δ143	8,807	81	201,234	1,240,123

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		(In millions of yen, millions of U.S. dollars)

Fiscal year ended March 31,	2007		2006		Increase (Decrease)		2007
I. Cash flows from operating activities:
Income before income taxes	JPY	96,297	JPY	51,735	JPY	44,562	$816
Depreciation		198,398		198,956		(558)	1,681
Equity in (earnings) losses of affiliated companies		4,006		(6,195)		10,201	34
Gain on change of equity		(8,630)		(2,909)		(5,721)	(73)
Decrease (increase) in notes and accounts receivable		(31,524)		(76,683)		45,159	(267)
Decrease (increase) in inventories		(14,098)		34,878		(48,976)	(119)
Increase (decrease) in notes and accounts payable		(24,413)		14,650		(39,063)	(207)
Income taxes paid		(28,107)		(38,042)		9,935	(238)
Other, net		46,389		49,414		(3,025)	393

Net cash provided by operating activities		238,318		225,804		12,514	2,020

II. Cash flows from investing activities:
Net payment from acquisitions and sales of property, plant and equipment		(136,499)		(89,990)		(46,509)	(1,157)
Acquisitions of intangible assets		(36,262)		(47,635)		11,373	(307)
Net proceeds from (payment of) purchases and sales of securities		3,751		51,789		(48,038)	32
Other, net		(666)		1,149		(1,815)	(6)

Net cash used in investing activities		(169,676)		(84,687)		(84,989)	(1,438)

III. Cash flows from financing activities:
Net proceeds from (repayment of) bonds and borrowings		(101,458)		(189,883)		88,425	(860)
Dividends paid		(14,060)		(11,729)		(2,331)	(119)
Other, net		11,779		1,413		10,366	100

Net cash used in financing activities		(103,739)		(200,199)		96,460	(879)

Effect of exchange rate changes on cash and cash equivalents		6,096		9,950		(3,854)	51

Net decrease in cash and cash equivalents		(29,001)		(49,132)		20,131	(246)

Cash and cash equivalents, beginning of period		452,370		501,502		(49,132)	3,834
Cash and cash equivalents, end of period	JPY	423,369	JPY	452,370	JPY	(29,001)	$3,588

Significant accounting policies

1. Significant changes of accounting principles

NEC previously disclosed its consolidated financial results based on the financial statements prepared in accordance with the terms, formats, and preparation methods of accounting principles generally accepted in the U.S. (“U.S. GAAP”) pursuant to the provisions of Article 93 (Article 87, when it was applied) of the “Regulations Concerning Terminology, Forms, and Method for Preparing Consolidated Financial Statements” (1976 Ministry of Finance Ordinance No. 28; hereinafter the “Regulations Concerning Consolidated Financial Statements”). However, NEC has adopted, starting with the half year period ended September 30, 2006, accounting principles generally accepted in Japan (“Japan GAAP”) for preparing and disclosing its consolidated financial statements required under the Japanese Securities and Exchange Law instead of application of Article 93 (Article 87, when it was applied) of the Regulations Concerning Consolidated Financial Statements. This change in accounting principles came about as NEC was unable to file its annual report for the fiscal year ended March 31, 2006 (Form 20-F), prepared under U.S. GAAP, with the U.S. Securities and Exchange Commission (“SEC”), pursuant to the U.S. Securities and Exchange Act of 1934, by the predetermined filing deadline.

2. Scope of consolidation

Number of consolidated subsidiaries	342

Major consolidated subsidiaries

NEC Electronics Corporation, NEC Corporation of America, NEC Personal Products, Ltd., NEC Europe Ltd., NEC (China) Co., Ltd., NEC Networks and System Integration Corporation, NEC TOKIN Corporation, NEC Infrontia Corporation, NEC Fielding, Ltd., Nippon Avionics Co., Ltd., NEC Mobiling, Ltd.

The consolidated financial statements for the fiscal year ended March 31, 2007 have added 32 companies to consolidation while excluding 46 companies from consolidation, major companies of which are as stated below:

Number of companies categorized as consolidated subsidiaries due to acquisition or establishment	32

Major companies

NEC BIGLOBE, Ltd., NEC Electronics Korea Ltd., NEC Philips Unified Solutions B.V., NEC TOKIN Korea Co., Ltd., and others

Number of companies liquidated or sold	36

Major companies

Hokko Denshi Co., Ltd., Packard Bell B.V., NEC USA, NEC Laser & Automation, Ltd., NEC Gotemba Ltd., and others

Number of companies decreased due to merger	10

(Previous)	(New)
TOKIN Shoko Corporation NEC TOKIN Toyama, Ltd. NEC TOKIN Iwate, Ltd. NEC TOKIN Tochigi, Ltd. NEC TOKIN Hyogo, Ltd. NEC TOKIN Corporation	NEC TOKIN Corporation

NEC America Inc. NEC Solutions (America), Inc.	NEC Corporation of America

NEC Compound Semiconductor Devices, Ltd. NEC Deviceport, Ltd NEC Electronics Corporation	NEC Electronics Corporation

E.Piphany Solutions ABeam System Engineering Ltd.	ABeam System Engineering Ltd.

Qorval Integrated Solutions, Inc. ABeam Consulting (USA) Ltd.	ABeam Consulting (USA) Ltd.

3. Items related to the companies accounted for by the equity method

(1) Number	of consolidated subsidiaries accounted for by the equity method

There is no non-consolidated subsidiaries accounted for by the equity method.

Number of affiliated companies accounted for by the equity method	68

Major companies

Pleomart.Inc, Keyware Solutions Inc., Nippon Computer System Co., Ltd, South Tokyo Cabletelevision, Alaxala Networks Corporation, NEC Leasing, Ltd., Nippon Electric Glass Co., Ltd, Anritsu Corporation, Japan Aviation Electronics Industry, Ltd, Honda Elesys, NEC SCHOTT Components Corporation, Sincere Corporation, NEC TOPPAN Circuit Solutions, Shanghai SVA NEC Liquid Crystal Display., Ltd, Sony NEC Optiarc Inc., Adcore-Tech Co., Ltd.

The current consolidated fiscal period’s number of companies accounted for by the equity method has changed. There is a total of 5 additional companies including Sony NEC Optiarc Inc., Adcore-Tech Co.,Ltd., and 3 other companies. 5 companies in total are excluded including Hua Hong Semiconductor Limited, Biwagin Software, Inc and 3 other companies.

(2) There	are no non-consolidated subsidiaries and related companies in which the equity method is not accounted for.

(3) Names	of the Companies that were not accounted for as affiliated companies in spite of the voting right that we own between
20/100	and 50/100 based on our account.

Name of the company

Japan Electronic Computer Co. Ltd.

Reason for which is not included in affiliated companies

The company owns more than 20% of the total number of outstanding shares of Japan Electronic Computer Co. Ltd. However, Japan Electronic Computer Co. Ltd is excluded from affiliated companies as it is operated and co-financed by 6 domestic computer manufacturing companies for the promotion of the data processing industry, and therefore is categorized as a special company.

4. Item related to the fiscal period, etc. of consolidated subsidiaries

Except for the below companies, the fiscal period is ended March 31.

NEC do Brasil S.A., NEC Solutions Brasil S.A., Shougang NEC Electronics Co., Ltd., NEC Argentina S.A., NEC Chile S.A., NEC Philips Unified Solutions B.V., and 53 other companies

Most of the above companies’ fiscal period is ended December 31 and thoses financial statements as of the end of the fiscal period are included. Material transactions after the end of fiscal period are adjusted for consolidation purpose.

5. Item related accounting standards

The accounting standards adopted by consolidated subsidiaries and the accounting standards adopted by our company are almost more or less the same. However, part of the accounting standard adopted by our overseas consolidated subsidiaries complies with the accounting standards of their countries.

(1) Valuation	standard and method of material assets

(a) Valuation	standard and method of securities

Investment in other securities

- Marketable securities

Fair value method based on market price as of the end of the fiscal year period

Valuation difference, net of the applicable income taxes is directly included in net assets and the cost of products sold is calculated by the moving average cost method.

- Nonmarketable securities

Moving average cost method

(b) Valuation	standard and method of derivatives

Derivatives

Fair value method

(c) Valuation	standard and method of Inventories

Lower of cost or market method based on the following valuation method is adopted.

Finished products	Custom-made products: Accumulated cost method (in most cases)
Mass-produced standard products: First-in, first-out method (in most cases)
Work in process	Custom-made products: Accumulated cost method (in most cases)
Mass-produced standard products: Average cost method (in most cases)

Components and raw materials: First-in, first-out method (in most cases)

(2) Valuation	standard and method of major depreciable assets

(a) Property,	plant and equipment

Declining balance method is adopted (in most cases)

Expected useful lifetime is as below (in most cases).

Buildings and structures: 7-50 years

Machinery, equipment, tools and furniture: 2-22 years

Leased assets are depreciated using the declining balance method over the lease period.

(b) Intangible	assets

Software

With respect to software for sale, the company adopted the depreciation method based on the projected sales volume or projected sales revenue (The estimated valid period is 3 years or less).

As for software for internal use, straight-line method based on the estimated useful period of use within the company (ranging up to 5 years) is adopted.

Goodwill

Goodwill is amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.

(c) Investment	and other assets

Long-term prepaid expenses	Long-term prepaid expenses are amortized on a straight-line basis, or amortized based on the actual sales volume.

(3) Accounting	standards for significant reserves

Allowance for doubtful notes and accounts
A reserve for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Reserve for bonus to directors
Our company and domestic subsidiaries provided reserve for directors’ bonus commensurate to the fiscal period, out of an expected payment amount during the current consolidated fiscal year in order to pay the directors’ bonus.

Product warranty liabilities
Our company and our company’s consolidated subsidiaries recorded an estimated amount for after services of products or development programs based on past actual results against sales amount and the possibility incurring additional cost.

Furthermore, “Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) has been adopted from the current fiscal year. Estimated amounts based on the past actual results and estimated amounts based on possible occurrences of additional cost by product are recorded in order to prepare for repair expenses for defects after delivery of products to customers. As the result of this, when comparing with the method adopted in the past, operating income, ordinary income and income before income taxes for the fiscal year ended March 31, 2007 is 13,370 million yen less, respectively.

Accrued pension and severance costs
In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of end of the fiscal year ended March 31, 2007. With respect to net obligations resulting from the adoption of applicable accounting standards, 15 years on pro rata basis is amortized to expense. Unrecognized prior service costs is amortized on the straight-line method over the average remaining service period as of incurred (mainly 14 years) of employees expected to receive benefits under the plan. Actuarial loss is amortized on the straight-line method over the average remaining service period as of incurred (mainly 12 years) of employees expected to receive benefits under the plan.

Provision for loss on repurchase of computers
An estimated amount for repurchase losses is recorded based on past actual results in order to cover losses at the time of repurchasing computers.

Provision for recycling expenses of personal computers
An estimated amount for recycling expenses of personal computers is recorded based on the volume of shipments and the rate of collection to provide for recycling expenses of personal computers at the time of collecting domestic computers that were sold in accordance with the PC Recycling System.

Since factors for reserve are revised every term using the JEITA’s (Japan Electronics and Information Technology Industries Association) report and our company’s consolidated subsidiaries’ actual results of recycling, the previous period’s revised amount is recorded as special gains.

(4) Other	significant accounting issues

Standard for converting material foreign assets or debts to domestic currency

Receivables and payables in foreign currency are converted into yen at the spot exchange rate at the fiscal year-end and the translation difference is recorded as a profit or loss. As for the assets and liabilities of overseas subsidiaries, etc., they are converted into yen at the spot exchange rate at the fiscal year-end and the income and expenses are converted into yen at the average rate of the period and the translation difference is included in the minority interests and foreign currency translation adjustment of net assets.

Material leasing transactions

The lessee’s financial lease transactions are accounted in the same way as ordinary sales transactions.

Accounting for material hedging activities

(a) Accounting for hedging activities

The Company adopts the deferred hedge accounting method for the derivative transaction in order to hedge the interest rate risk.

(b) Hedging instruments and hedged items

Hedging instruments: interest rate swap

Hedged items: bonds and loans

(c) Hedging policy

Derivative transactions are utilized in order to offset market fluctuations or to fix the cash flow according to the company’s Risk Control Rules.

(d) Assessment of hedge effectiveness

The Company assesses the hedge effectiveness based on comparing fluctuations in the market of hedged items or cumulative amounts of change in cash flow with fluctuations in the market of hedging instruments or cumulative amounts of change in cash flow.

Accounting for consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consolidated tax return system

The Company adopts the consolidated tax return system.

6. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are valued using the partial market value method.

Changes in significant accounting policies

Changes in accounting policies

1.	Accounting standards for presentation of net assets in the balance sheet

Effective from the fiscal year ended March 31, 2007, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No.5 of December 9, 2005)” and the “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8 of December 9, 2005)”. The amount corresponding to the conventional shareholders’ equity in the balance sheet is 1,038,951 million yen. Net assets in the balance sheets for the fiscal year ended March 31, 2007, are presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements”.

2.	Accounting standards for business combinations

Effective from the fiscal year ended March 31, 2007, the Company has adopted the “Accounting Standards for Business Combinations (Business Accounting Council, October 31, 2003)”, “Accounting Standard for Business Divestitures (ASBJ Statement No.7, December 27, 2005)”, and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ASBJ Guidance No.10, : final revision, December 22, 2006)”.

3.	Revision of accounting standards for treasury stock and appropriation of legal reserve, etc.

Effective from the fiscal year ended March 31, 2007, the Company has adopted the revised “Accounting Standards for Treasury Stock and Appropriation of Legal Reserve (ASBJ Statement No.1: final revision, August 11, 2006)” and “Implementation Guidance on Accounting Standards for Treasury Stock and Appropriation of Legal Reserve (ASBJ Guidance No. 2: final revision, August 11, 2006)”. The effect of this adoption did not have impact on the consolidated statements of operation.

4.	Accounting standards for directors’ bonus

Effective from the fiscal year ended March 31, 2007; the Company has adopted the “Accounting Standard for Directors’ Bonus (ASBJ Statement No. 4, November 29, 2005)”. As a result of this change, operating income, ordinary income and income before income tax decreased by 401 million yen, respectively.

5.	Accounting standards for stock option

Effective from the fiscal year ended March 31, 2007, the Company has adopted the “Accounting Standard for Share-based Payment (ASBJ Statement No. 8, December 27, 2005)”, and “Implementation Guidance on Accounting Standard for Share-based Payment (ASBJ Guidance No. 11, May 31, 2006)”. The effect of this adoption did not have material impact on the consolidated financial statements.

Notes to Consolidated Financial Statements

(Consolidated Balance Sheet) As of March 31, 2007

(In millions of yen)

1. Assets pledged as and liabilities secured by collateral

(1) Balance of assets pledged as collateral

Buildings and structures	6,846
Machinery and equipment	1,385
Land	7,132
Other	103

Total	15,466

(2) Balance of liabilities secured by collateral

Short-term borrowings	2,267
Long-term borrowings	2,249
Other	162

Total	4,678

2. Accumulated depreciation of property, plant and equipment

Accumulated depreciation	1,789,062

3. Guarantee obligation

Guaranty of liabilities for bank borrowings

Shanghai SVA NEC Liquid Crystal Display	20,688
Employees	12,928
Sony NEC Optiarc Inc.	770
NEC Toppan Circuit Solutions	554
Other	2,022

Total	36,962

Guaranty on residual value of operating leases

SMBC Leasing	19,393
BOT Lease	3,810
IBJ Leasing	1,496
Other	452

Total	25,151

Important items

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been sued by direct and indirect DRAM purchasers in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations and by attorney generals of a number of states in the United States. Although the Company has reached a compromise with many of the purchasers (including proxies for the plaintiff) who directly purchased DRAMs from NEC group companies, a number of cases have remained under negotiation with such purchasers. The Company is also co-operating with an investigation being conducted by the European Commission by providing information regarding potential violations of antitrust law in the DRAM industry. These civil proceedings, negotiations for settlement, and related investigations in the United States and Europe have drawn no conclusion at this time. However, the Company has set aside an estimated amount in connection with the civil proceedings and negotiations for settlement in the United States.

4. Notes receivable discounted	447

5. Notes receivable endorsed	959

(Consolidated statements of operations)	Fiscal Year Ended March 31, 2007

1. Gain on cancellation of marketable securities of the pension trust

NEC has an excess funding of plan assets at fair value for the retirement benefit obligation as a result of an improvement in pension fund management. NEC cancelled a part of shares of Nippons Electric Glass Co., Ltd. set in the trust and the gain was recorded.

2. Impairment loss on fixed assets

(1) Summary of assets and asset groups in recognition of impairment loss

Application	Type	Place
Business assets	Buildings and structures, Intangible assets	Shinagawa-ku, Tokyo

Business assets	Buildings and structures, Tools and other equipment	Yokohama City Kanagawa Prefecture

Idle assets	Land, Machinery and equipment	Tsuruoka City Yamagata Prefecture

Idle assets	Land	Sunto-gun and other locations Shizuoka Prefecture

(2) Background to recognition of impairment loss

The Company has recognized an impairment loss on fixed assets as special losses because there were uncollectible amounts of investment due to lower profitability of fixed assets for business, and fall in the market values of idle assets.

(3) Amount of impairment loss

(In millions of yen)
Buildings and structures	231
Land	400
Machinery and equipment	338
Tools and other equipment	310
Software	1080
Intangible assets-other	260
Investments and other assets-other	149

Total	2,768

(4) Method for grouping assets

In principle, the Company has grouped assets based on business units and management companies that have continuously managed revenues and expenses of the business, except for idle assets which are classified into one asset group.

(5) Estimation of collectable amounts

The higher of the net realizable value and the useful value of an asset for business is applied to the collectable amount of the asset. The net realizable value is applied to idle assets. The net realizable value of a fixed asset is reasonably estimated based on the assessed value of the fixed asset. The useful value of an asset is assessed based on the memorandum value of the asset due to negative cash flow for the future.

(Consolidated Statements of Shareholders’ Equity)	As of March 31, 2007

1. Matters related to Issued Stock Common stock	2,029,555,412 shares
2. Matters related to Dividends (1) Payment of dividends

Resolution	Class of Stock	Total dividends (In millions of yen)	Dividend per share (Yen)	Record Date	Effective Date
June 22, 2006 Ordinary meeting of shareholders	Common Stock	5,979	3	March 31, 2006	June 23, 2006
November 21, 2006 Board of Directors Meeting	Common Stock	8,105	4	September 30, 2006	December 1, 2006
Total	—	14,084	—	—	—

    (2) Dividends with record dates that fall within the fiscal year ended March 31, 2007, and of which the effective dates are after the fiscal year ended March 31, 2007.

The company proposed and decided the matter of payment of dividends at the extraordinary Board of Directors Meeting held in May 21, 2007.

(a) Total Dividends	8,104 million yen
(b) Dividend per share	4 yen
(c) Record date	March 31, 2007
(d) Effective date	June 7, 2007

(SEGMENT INFORMATION)

1. Business segment information

Fiscal year ended March 31, 2007							(In millions of Yen	)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Customers	2,659,774	801,692	816,918	374,265	4,652,649	—	4,652,649
2. Intersegment	99,032	163,311	44,083	174,401	480,827	(480,827)	—
Total sales	2,758,806	965,003	861,001	548,666	5,133,476	(480,827)	4,652,649
Operating expenses	2,604,742	998,493	884,036	530,928	5,018,199	(435,526)	4,582,673
Operating Income(loss)	154,064	(33,490)	(23,035)	17,738	115,277	(45,301)	69,976

Fiscal year ended March 31, 2007						(In millions of U.S. dollars)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Customers	22,540	6,794	6,923	3,172	39,429	—	39,429
2. Intersegment	840	1,384	374	1,477	4,075	(4,075)	—
Total sales	23,380	8,178	7,297	4,649	43,504	(4,075)	39,429
Operating expenses	22,074	8,462	7,492	4,499	42,527	(3,691)	38,836
Operating Income(loss)	1,306	(284)	(195)	150	977	(384)	593

Fiscal year ended March 31, 2006						(In millions of Yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Customers	2,653,732	1,077,198	771,625	427,415	4,929,970	—	4,929,970
2. Intersegment	108,683	173,059	44,313	171,454	497,509	(497,509)	—
Total sales	2,762,415	1,250,257	815,938	598,869	5,427,479	(497,509)	4,929,970
Operating expenses	2,581,583	1,305,573	846,732	581,247	5,315,135	(457,691)	4,857,444
Operating Income(loss)	180,832	(55,316)	(30,794)	17,622	112,344	(39,818)	72,526

(Notes)

*	The business segments are classified based on their proximity in terms of the type, nature and markets of their products and services.
*	Major businesses of each segment are as follows:

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support(Maintenance), Servers, Storage products, Professional workstations, Business PCs, Computer software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE

Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules etc

*	Unallocable operating expenses included in “Eliminations / Corporate” for fiscal year ended March 31, 2007, 2006 were ¥47,136 million($399 million), ¥48,394 million, respectively. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation.

2. Geographic segment information

Fiscal year ended March 31, 2007	(In millions of Yen)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Customers	3,683,325	387,962	581,362	4,652,649	—	4,652,649
2. Intersegment	418,520	17,255	205,108	640,883	(640,883)	—

Total sales	4,101,845	405,217	786,470	5,293,532	(640,883)	4,652,649

Operating expenses	4,024,759	409,139	785,276	5,219,174	(636,501)	4,582,673

Operating Income(loss)	77,086	(3,922)	1,194	74,358	(4,382)	69,976

Fiscal year ended March 31, 2007	(In millions of U.S. dollars)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Customers	31,215	3,288	4,926	39,429	—	39,429
2. Intersegment	3,546	146	1,739	5,431	(5,431)	—

Total sales	34,761	3,434	6,665	44,860	(5,431)	39,429

Operating expenses	34,108	3,467	6,655	44,230	(5,394)	38,836

Operating Income(loss)	653	(33)	10	630	(37)	593

Fiscal year ended March 31, 2006	(In millions of Yen)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Customers	3,825,580	494,330	610,060	4,929,970	—	4,929,970
2. Intersegment	440,730	20,007	256,735	717,472	(717,472)	—

Total sales	4,266,310	514,337	866,795	5,647,442	(717,472)	4,929,970

Operating expenses	4,203,954	512,159	862,437	5,578,550	(721,106)	4,857,444

Operating Income(loss)	62,356	2,178	4,358	68,892	3,634	72,526

(Notes)

*	Segmenting nations and areas is based on their geographical proximity.
*	Major nations and areas other than Japan
Europe…U.K., France, the Netherlands, Germany, Italy, Spain.

3. Overseas sales

Fiscal year ended March 31, 2007	(In millions of Yen)

	Europe	Others	Total
Overseas sales	448,487	765,198	1,213,685
Consolidated sales	—	—	4,652,649
Percentage of overseas sales to consolidated sales	9.6%	16.5%	26.1%

Fiscal year ended March 31, 2007	(In millions of U.S. dollars)

	Europe	Others	Total
Overseas sales	3,801	6,484	10,285
Consolidated sales	—	—	39,429

Fiscal year ended March 31, 2006	(In millions of Yen)

	Europe	Others	Total
Overseas sales	555,107	789,575	1,344,682
Consolidated sales	—	—	4,929,970
Percentage of overseas sales to consolidated sales	11.3%	16.0%	27.3%

*	Segmenting nations and areas is based on their geographical proximity.
*	Major nations and areas other than Japan
Europe…U.K., France, the Netherlands, Germany, Italy, Spain.
*	Overseas sales refer to sales by the consolidated subsidiaries of the Company outside Japan.

(Lease transactions)

(In millions of yen)

As of March 31, 2007		As of March 31, 2006
Operating leases (Lessee)		Operating leases (Lessee)
Future minimum lease payments subsequent to March 31, 2007		Future minimum lease payments subsequent to March 31, 2006
Due in one year or less	41,856	Due in one year or less	39,543
Due after one year	144,979	Due after one year	159,528

Total	186,835	Total	199,071

(DEFERRED INCOME TAXES)

(1)	Significant components of deferred tax assets and liabilities

(Deferred tax assets)		(In millions of yen)

As of March 31,	2007		2006
Operating loss carryforwards	JPY	173,034	JPY	102,524
Accrued retirement benefits		129,354		127,836
Investments in subsidiaries or affiliated companies		86,698		117,396
Accrued expenses and product warranty liabilities		72,709		63,706
Depreciation		42,854		44,819
Loss due to devaluation of investment in securities		17,878		21,779
Research and development costs		14,553		14,850
Unrealized gain due to inter-company transactions on inventories and fixed assets, etc.		13,320		14,701
Provision for loss on repurchase of computers		6,028		7,151
Other		86,399		86,478

Total deferred tax assets		642,827		601,240
Valuation allowance		(185,136)		(114,808)

Total deferred tax assets		457,691		486,432

(Deferred tax liabilities)
Reacquiring shares of affiliated company in relation to the cancellation of pension trust		(56,184)		—
Gain on transfer of marketable securities to the pension trust		(47,742)		(73,370)
Unrealized gain on marketable securities		(29,300)		(45,172)
Tax on undistributed earnings		(27,204)		(21,753)
Tax deductible reserve		(3,779)		(7,933)
Other		(30,498)		(28,139)

Total deferred tax liabilities		(194,707)		(176,367)

Net deferred tax assets	JPY	262,984	JPY	310,065

* Net deferred tax assets and liabilities were included in the consolidated balance sheets as follows:
Current assets — Deferred tax assets	JPY	114,560	JPY	106,243
Long term assets — Deferred tax assets		160,810		214,525
Current liabilities — Other		(962)		(1,042)
Long-term liabilities — Deferred tax liabilities		(11,424)		(9,661)

(2) The reconciliation between the actual tax rate reflected in the consolidated financial statements and the statutory tax rate is as follows:
Statutory tax rate		40.5%		40.5%

(Reconciliation)
Changes in valuation allowance		41.8		87.5
Tax on undistributed earnings		6.6		18.5
Non-deductible expenses for tax purpose		6.1		7.4
Non-deductible goodwill		3.5		4.8
Equity in (earnings) losses of affiliated companies		2.3		(7.1)
Unrealized gain due to inter-company transactions on inventories and fixed assets, etc.		1.7		(1.4)
International tax rate differences		(1.5)		(4.6)
Other		(4.5)		(4.2)

Actual tax rate after adoption of tax-effect		96.5		141.4

(SECURITIES)

Fiscal year ended March 31, 2007

(1)	Other marketable securities as of March 31, 2007

(In millions of yen)

Description	Acquisition cost		Carrying value		Unrealized gains(losses)
Securities with book value exceeding acquisition cost
1. Stocks	JPY	57,317	JPY	144,790	JPY	87,473
2. Bonds
Governmental and municipal Bonds		5		8		3
Corporate Bonds		—		—		—
3. Other		58		95		37

Subtotal		57,380		144,893		87,513

Securities with book value not exceeding acquisition cost
1. Stocks		5,918		5,051		(867)
2. Bonds
Governmental and municipal Bonds		22		22		0
Corporate Bonds		600		598		(2)
3. Other		1,657		1,616		(41)

Subtotal		8,197		7,287		(910)

Total	JPY	65,577	JPY	152,180	JPY	86,603

(2)	Other marketable securities sold during the fiscal year ended March 31, 2007

		(In millions of yen	)

Proceeds from sales	Gross realized gains	Gross realized losses
JPY38,432	JPY25,651	JPY19

(3)	The carrying value and a description of major securities whose fair value was not determinable as of March 31, 2007

(In millions of yen)

	Carrying Value
Other Securities
1. Stocks	JPY	70,132
2. Bonds		24,979
3. Investment in limited partnership and similar partnership		6,945
4. Commercial Paper		54,970
5. M M F		11,477

(4)	Redemption schedule of other securities with fixed maturities as of March 31, 2007

		(In millions of yen)

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years
1. Bonds
Governmental and municipal Bonds	JPY	23,983		—	JPY	8	JPY	22
Corporate Bonds		—		996		—		598
Commercial paper		54,970		—		—		—

2. Other		1,140		—		—		—

Total	JPY	80,093	JPY	996	JPY	8	JPY	620

(5)	Change in the classification of securities during the fiscal year ended March 31, 2007

We changed the classification of Hua Hong Semiconductor Limited, heretofore considered as stock of affiliated companies, to other securities from the fiscal year ended March 31, 2007. The cause of this change is as follows.

Hua Hong Semiconductor Limited	This is because we excluded the company from the scope of equity method as we do not consider to have important influence on the management of Hua Hong Semiconductor Limited.

As a result, Investment securities increased 18,233 million yen and Stock of affiliated companies decreased by the same amount.

Fiscal year ended March 31, 2006

(1)	Other marketable securities as of March 31, 2006

		(In millions of yen)

Description	Acquisition cost		Carrying value		Unrealized gains(losses)
Securities with book value exceeding acquisition cost
1. Stocks	JPY	68,176	JPY	193,849	JPY	125,673
2. Bonds
Governmental and municipal Bonds		—		—		—
Corporate Bonds		—		—		—

3. Other		33		37		4

Subtotal		68,209		193,886		125,677
Securities with book value not exceeding acquisition cost
1. Stocks		2,509		2,201		(308)
2. Bonds
Governmental and municipal Bonds		16		15		(1)
Corporate Bonds		800		796		(4)
3. Other		1,126		955		(171)

Subtotal		4,451		3,967		(484)

Total	JPY	72,660	JPY	197,853	JPY	125,193

(2)	Other marketable securities sold during the fiscal year ended March 31, 2006

		(In millions of yen	)

Proceeds from sales	Gross realized gains	Gross realized losses
JPY 36,271	JPY 25,189	JPY 378

(3)	The carrying value and a description of major securities whose fair value was not determinable as of March 31, 2006

(In millions of yen)

	Carrying Value
Other Securities
1. Stocks	JPY	56,632
2. Bonds		7,709
3. Investment in limited partnership and similar partnership		7,679
4. Commercial Paper		40,015
5. M M F		3,809

(4)	Redemption schedule of other securities with fixed maturities as of March 31, 2006

		(In millions of yen)

	Within 1 year		1 to 5 years		5 to 10 years	Over 10 years
1. Bonds
Government Bonds Municipal Bonds	JPY	2,000		—	—	JPY	16
Corporate Bonds		210		3,696	—		600
Commercial paper		40,015		—	—		—
Interest bearing bank debenture		2,003		—	—		—

2. Other		1,205		—	—		—

Total	JPY	45,433	JPY	3,696	—	JPY	616

(5)	Change in the classification of securities during the fiscal year ended March 31, 2006

We changed the classification of Elpida Memory, Inc and Toyo Communication Equipment Co., Ltd (EPSON TOYOCOM CORPORATION), heretofore considered as stock of affiliated companies, to other securities from the year ended March 31, 2006.

The causes of these changes are as follows.

Elpida Memory, Inc	This is because we excluded the company from the scope of equity method, as a result of the sale of the shares with voting rights.

Toyo Communication Equipment Co., Ltd (EPSON TOYOCOM CORPORATION)	This is because we removed the company from our consolidated accounts after our equity stake in the company declined following the company’s allotment of new shares to a third party.

As a result, Investment securities increased 36,057 million yen, and Unrealized gains on marketable securities increased 26,601 million yen.

(Pension and Severance Plans)

(1) Outline of pension and severance plans

NEC and its consolidated subsidiaries in Japan have defined benefit plans, which include non-contributory defined benefit pension plans, tax-qualified pension plans and severance indemnity plans. In some cases, extra retirement benefits are paid when an employee retires.

Most of the consolidated subsidiaries outside Japan have various retirement plans which are mainly defined benefit plans and/or defined contribution plans covering substantially all of their employees.

NEC and some of its consolidated subsidiaries in Japan have pension trust. As a result of a recovery in stock market conditions and some other factors, there has been an excess in funding of pension funds for the pension obligation. NEC cancelled a part of its pension trust during the fiscal year ended March 31, 2007 where the condition of excess funding for the trust is logically expected to continue after cancellation.

NEC Pension Fund, established by NEC and certain consolidated subsidiaries in Japan received the approval from the Minister of Health, Labor and Welfare to eliminate the benefit obligation related to future employee service under the substitutional portion of the welfare pension fund plans on September 2002 and the portion related to past service on December 2003. Following the approval, NEC and certain consolidated subsidiaries in Japan transferred their welfare pension fund plans to non-contributory defined benefit pension plan.

Some other consolidated subsidiaries in Japan, also having had welfare pension fund plan, were granted to separate the benefit obligation related to past services by the Minister of Health, Labor and Welfare on February 2006, and transferred the assets of the pension plans in May 2006.

Since the fiscal year ended March 31, 2004, NEC and certain consolidated subsidiaries in Japan have amended their severance indemnity plans by introducing a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees according to their job classification and their performance.

Since the fiscal year ended March 31, 2004, NEC and certain consolidated subsidiaries in Japan have transferred from welfare pension fund plan and/or tax-qualified pension plans to non-contributory defined benefit pension plans, and a cash balance pension plan was established. Under a cash balance pension plan, each participant has an account which is credited based on their job classification and interest crediting rate calculated based on a market interest rate.

(2) Retirement benefit obligations

		(In millions of Yen)

As of March 31,		2007	2006
A.	Retirement benefit Obligation	JPY(1,093,808)	JPY(1,069,130)
B.	Plan assets	863,303	947,712

C.	Unfunded retirement benefit obligations (A+B)	(230,505)	(121,418)
D.	Unrecognized transition obligation due to accounting changes	116,897	131,829
E.	Unrecognized actuarial differences	68,875	(5,325)
F.	Unrecognized Prior service cost (reduction in obligations)	(105,614)	(114,793)

G.	Consolidated book value (C+D+E+F)	(150,347)	(109,707)
H.	Prepaid pension expenses	66,422	87,727

I.	Provisions for retirement benefits (G-H)	JPY (216,769)	JPY (197,434)

Note: Some subsidiaries use the simplified method in calculating the retirement benefit obligation.

(3) Retirement benefit expenses

		(In millions of Yen)

Fiscal year ended March 31,		2007	2006
A.	Service Cost	JPY 45,739	JPY 44,674
B.	Interest cost	26,048	24,774
C.	Expected return on plan assets	(15,292)	(14,794)
D.	Amortization of transition obligation due to accounting changes	14,782	14,834
E.	Amortization of actuarial differences	3,311	17,260
F.	Amortization of prior service cost	(8,838)	(8,808)
G.	Other (Note)	3,633	2,428

H.	Retirement benefit expenses (A+B+C+D+E+F+G)	69,383	80,368

I.	Gain on transfer of substitutional portion of employees’ pension funds	—	(2,035)

	Total (H+I)	JPY 69,383	JPY 78,333

Notes:	1.	Retirement benefit expenses of consolidated subsidiaries that adopt simplified method are collectively stated in “A. Service Cost”
	2.	Item G is the amount of premiums paid into the defined contribution pension plan.

(4) Items Related to Basis of Calculation of Retirement Benefit Obligation

Fiscal year ended March 31,		2007	2006
A.	Allocation method for forecast retirement benefit cost	Mainly, point basis	Same as left

B.	Discount Rate	Mainly, 2.5%	2.5%

C.	Expected rate of return on plan assets	Mainly, 2.5%	2.5%

D.	Period for amortization of prior service cost	Mainly, 14 years (amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan)	Same as left

E.	Period for amortization of actuarial differences	Mainly, 12 years (amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan)	Mainly, 13 years (amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan)

F.	Period for amortization of obligation due to accounting changes	Mainly, 15 years	Same as left

(Business combination related items)

Fiscal year ended March 31, 2007

I.	Stock-for-stock exchange transactions between entities under common control (NEC Networks & System Integration Corporation)

1.	Summary of transaction, including names of combining companies or businesses, description of business, legal framework of business combination, and purposes of transaction

(1) Combining companies:	The Company (NEC Corporation), NEC Networks & System Integration Corporation (hereinafter “NEC NETSI”), and NEC Telenetworx, Ltd. (hereinafter “NEC Telenetworx”), both of which were consolidated subsidiaries of the Company.

(2) Description of business:	NEC NETSI: Planning, consulting, designing, and constructing network systems NEC Telenetworx: Maintenance and support of equipment related to switching, carrier communication, wireless communication (microwave, satellite), communication control, broadcasting, and activities in space.

(3)	Summary of transaction, including legal framework of business combinations and purposes of transaction

The business combinations by the companies mentioned above aim to reinforce the maintenance and operation service business in the Network Solution area and to promote streamlining of the business. To these ends, on April 1, 2006 a stock-for-stock exchange was conducted in which NEC NETSI acquired all the shares of NEC Telenetworx and made the company a wholly-owned subsidiary of NEC NETSI. In other words, through this stock-for-stock exchange, NEC Telenetworx, which was a wholly-owned subsidiary of the Company,became a wholly-owned subsidiary of NEC NETSI, or a sub-subsidiary of the Company. Through this stock-for-stock exchange, the Company also acquired additional shares of NEC NETSI, resulting in an increase in the percentage of the Company’s ownership by 11.48%.

2.	Summary of accounting methods implemented

The Company has adopted the accounting methods for consolidated financial statements prescribed in (2) Transactions with minority shareholders, 4. Accounting for transactions under common control in Accounting Standards for Business Combinations III.

NEC NETSI has minority shareholders. Thus, the Company has accounts for the difference, which is gain on change of equity in special gain, between the decrease in the Company’s share in NEC Telenetworx and the amount with which the business of NEC Telenetworx has presumably been transferred. The Company has also booked as goodwill the difference between the amount that the Company has presumably made as additional investment in NEC NETSI and the additional equity acquired.

3.	Matters related to additional acquisitions of shares of subsidiaries

(1)	Cost of acquisition of business: 6,780 million yen
Detail: Shares of NEC Telenetworx

(2)	Stock conversion ratio
(Common stock) NEC NETSI: 26.051 shares; NEC Telenetworx: 1 share

(3)	Method for calculating the stock conversion ratio
Both companies conducted the stock-for-stock exchange by referring to the ratio calculated by a third party institution.

(4)	Number of shares that NEC NETSI offered the Company and their appraisal value: 7,815,300 shares, 6,780 million yen

(5)	Amount of accrued goodwill, accrual cause, and amortization method and period

(i)	Amount of goodwill: 581 million yen

(ii)	Accrual cause: The market value at the time of the business combinations exceeded the acquisition cost

(iii)	Amortization method and period: Straight-line method over two years

II.	Stock-for-stock exchange transactions between entities under common control (NEC Infrontia Corporation)

1.	Summary of transaction, including the names of the combination companies or businesses, description of business, legal framework of business combination, and purposes of the transaction

(1) Combining companies:	The Company (NEC Corporation) and NEC Infrontia Corporation (hereinafter “NEC Infrontia”), a consolidated subsidiary of the Company. The name of the subsidiary has remained unchanged after the business combination.

(2) Description of business:	Development, manufacturing, and marketing of information and telecommunications systems and operation terminals, and system solution business

(3)	Summary of transaction, including legal framework of business combination and purposes of transaction

The business combination aims to reinforce the IP telephony business within the NEC group. To this end, on May 1, 2006 a stock-for-stock exchange was conducted in which the Company made NEC Infrontia a wholly-owned subsidiary of the Company. Specifically, through this stock-for-stock exchange, the Company acquired 34.29% of the shares of NEC Infrontia and NEC Infrontia became the wholly-owned subsidiary of the Company.

2.	Summary of accounting methods implemented

The Company has adopted the accounting methods for consolidated financial statements prescribed in (2) Transactions with minority shareholders, 4. Accounting for transactions under common control in Accounting Standards for Business Combinations III. The difference between the amount that the Company has presumably made as additional investments in NEC Infrontia and the additional equity acquired is accounted for as goodwill.

3.	Matters related to additional acquisition of shares of subsidiaries

(1)	Cost of acquisition of business: 24,405 million yen
Details: Shares of the Company: 24,382 million yen
Direct cost for acquisition: 23 million yen

(2)	Stock conversion ratio
(Common stock) The Company: 0.774 shares; NEC Infrontia: 1 share

(3)	Method for calculating the stock conversion ratio

Both companies conducted the stock-for-stock exchange by referring to the ratio calculated by a third party institution.

(4)	Number and appraisal value of shares delivered: 33,630,520 shares 24,382 million yen.

(5)	Amount of goodwill, acrual cause, and amortization method and period:

Amount of goodwill: 12,916 million yen
Accrual cause: The market value at the time of the business combination exceeded the acquisition cost.
Amortization method and period: Straight-line method over 15 years

III.	Business divestiture transactions (Sony NEC Optiarc Inc.)

1.	Summary of business divesture, including the name of company divested(successor entity), description of business divested, major cause of business divesture, and legal framework

(1)	Name of company divested: Sony NEC Optiarc Inc. (hereinafter “Sony NEC Optiarc”)

(2)	Description of business divested:Development, design, manufacturing, marketing and sale of optical disk drives

(3)	Main cause for business divesture:

The business divesture aims to reinforce the optical disk drive business of the Company by consolidating it with the optical disk drive business of Sony Corporation (hereinafter “Sony”).

(4)	Summary of business divesture, including business divesture date and legal framework

On the business divesture date of April 1, 2006, the Company and Sony divested their optical disk drive business from the companies and set up a new company called “Sony NEC Optiarc Inc.” which succeeds the business. As a result of this business divesture, the percentage of the Company’s ownership in Sony NEC Optiarc is 45%. The Company and Sony had decided the ownership ratio by referring to the result of cash flows, estimated by a third party institution, which will be produced by the business in the future.

2.	Summary of accounting methods implemented

The Company has adopted accounting methods for consolidated financial statements prescribed in the Accounting for the Divesting Entity in Accounting Standard for Business Divestures. Since the percentage of the Company’s ownership in Sony NEC Optiarc is 45%, Sony NEC Optiarc is accounted for by the equity method. The gain from the change in the business divesture is minor.

3.	Name of business segment in which divested business is included

IT/NW solution segment

4.	Rough estimate of gain and loss from the business divested, which is accounted for in the current consolidated statement of operations

No rough estimate is reported because such gain or loss is minor.

IV.	Formation of jointly controlled company (Adcore-Tech Co., Ltd.)

1.	Summary of transaction, including name of jointly controlled company, description of business, legal framework of business combination, and purposes of transaction

(1)	Name of jointly controlled company

Adcore-Tech Co., Ltd. (hereinafter “Adcore-Tech”)

(2)	Description of business

Development, designing and technical licensing of a “communication platform” that plays the key role in communication technologies of mobile phone systems of third generation mobile phones and onwards

(3)	Legal framework of business combination

Formation of a jointly controlled company

(4)	Summary of transaction including purposes of transaction

The Company (NEC Corporation), NEC Electronics Corporation (hereinafter “NEC Electronics”), which is a consolidated subsidiary of the Company, Matsushita Electric Industrial Co., Ltd. (hereinafter “Matsushita Electric”), Panasonic Mobile Communications Co., Ltd. (hereinafter “Panasonic Mobile”), and Texas Instruments Incorporated (hereinafter “Texas Instruments”) have jointly established a corporation that engages in the development of mobile phone systems. The joint company aims to lead the development of a communication platform that will play the key role in the current advanced 3.5G mobile phone system, in anticipation of developing a 3.9G mobile phone system in the future. The results of development efforts will be licensed worldwide, contributing to the development of the mobile phone industry worldwide. The Company and NEC Electronics invested 2,650 million yen in establishment of this joint development company.

2.	Summary of accounting methods implemented

The shareholders of Adcore-Tech consist of three groups, namely the Company and NEC Electronics;Matsushita Electric and Panasonic Mobile; and Texas Instruments. The total number of shares held by the Company and NEC Electronics is the same as the total number held by Matsushita Electric and Panasonic Mobile (and both these groups hold more shares than the other group). Thus, concerning jointly controlled companies, the Company has adopted the accounting methods for consolidated financial statements prescribed in (7) Formation of joint venture, 3. Accounting for combining of interests, Accounting Standard for Business Combinations III. Adcore-Tech is accounted for by the equity method.

(Per share information)

		(In Yen)
Fiscal year ended March 31,	2007	2006
Net assets per share	512.99	516.62
Net income (loss) per share for the period	4.43	(5.26)
Diluted net income per share for the period	4.23	—

1. The basis for calculating net income(loss) per share (basic and diluted) is as follows:

Fiscal year ended March 31,	2007	2006
Net income(loss) per share for the period (In millions of yen)
Net income(loss) for the period	9,128	(10,062)
Amounts not attributable to common shareholders	181	342
<of those, directors’ bonus by profit appropriation>	<—>	<200>
<of those, redeemable shares with dividends>	<181>	<142>
Net income(loss) on common stock for the period	8,947	(10,404)
Average number of common shares for the period (In thousands of shares)	2,020,369	1,977,778

Net income per share for the period, diluted (In millions of yen)
Adjustment made on net income	—	—
Increase in the number of shares of common stock (In thousands of shares)	92,429	—
<of those, convertible bonds (In thousands of shares)>	<92,426>	—
<of those, share subscription rights (In thousands of shares)>	<3>	—

Items of potential shares of common stock that are excluded from the calculation of net income per share of common stock, diluted, due to a lack of dilution effects	(1) Convertible bonds	(1) Convertible bonds
	10th unsecured yen convertible debentures (face value 100,000 million yen)	10th unsecured yen convertible debentures (face value 100,000 million yen)

		11th unsecured yen convertible debentures (face value 100,000 million yen)

		Unsecured euro-yen convertible debentures due 2010 (face value 100,000 million yen)

	(2) Convertible bonds with share subscription rights issued by subsidiaries	(2) Convertible bonds with share subscription rights issued by subsidiaries

	Unsecured euro-yen convertible debentures with share subscription rights under certain conditions issued by NEC Electronics Corporation due 2011 (face value 110,000 million yen)	Unsecured euro-yen convertible debentures with share subscription rights under certain conditions issued by NEC Electronics Corporation due 2011 (face value 110,000 million yen)

	Unsecured euro-yen convertible debentures with share subscription rights issued by NEC TOKIN Corporation due 2010 (face value 15,000 million yen)	Unsecured euro-yen convertible debentures with share subscription rights issued by NEC TOKIN Corporation due 2010 (face value 15,000 million yen)

	(3) Share subscription rights	(3) Share subscription rights

	4 types of share subscription rights (numbers of share subscription rights: 923) and treasury stock for stock option according to the provisions of Article 210-2 of Commercial Code(Pre Revision) (numbers of common shares: 62,000)	4 types of share subscription rights (numbers of share subscription rights: 1,104) and treasury stock for stock option according to the provisions of Article 210-2 of Commercial Code(Pre Revision) (numbers of common shares: 163,000)
	2 types of share subscription right issued by NEC Electronics Corporation (numbers of subscription rights: 3,070)	1 type of share subscription right issued by NEC Electronics Corporation (numbers of share subscription rights: 2,915)

2. The basis for calculating net assets per share is as follows:

Fiscal year ended March 31,	2007	2006
Net assets per share
Total of net assets(In millions of yen)	1,240,123	1,242,650
Amounts subtracted from total of net assets	201,315	213,043
<of those, share subscription rights>	<81>	<—>
<of those, minority interest>	<201,234>	<212,843>
<of those, income appropriation>	<—>	<200>
Net assets for common shares at end of period	1,038,808	1,029,607
Number of common shares at end of period used for calculating the amount of net assets per share(In thousands of shares)	2,025,009	1,992,949

(Omission of disclosure)

Disclosure of items such as related-party transactions, derivatives, and stock options are not included as they are considered to be of less material importance.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Contacts: Diane Foley/Makoto Miyakawa

Corporate Communications Division

NEC Corporation

+81-3-3798-6511